Filed by SCM Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Act of 1934
Subject Company: Hirsch Electronics Corp.
Filer No. 000-29440
[The following message was sent to customers and partners of Hirsch Electronics on December 11, 2008 by Larry Midland, president of Hirsch Electronics]
Letter from the President
Dear Valued Hirsch Customer/Partner:

I am pleased to share with you the news that Hirsch Electronics has entered into a definitive agreement to merge with SCM Microsystems, a leading, publically-traded supplier of smart card readers and other smart chip-enabled technologies. Combined, the new company will create a powerhouse enterprise offering converged solutions for physical and logical security.

The need for greater physical (e.g., building) and logical (e.g., PC/network) security as well as more powerful tools for risk mitigation and compliance has never been more apparent. Both Hirsch and SCM, in listening to and meeting the needs of our customers, recognized the value and power in combining our respective expertise and resources. As a single company with global reach, we can offer you a broader range and more integrated set of identity and access solutions from the door to the desktop, supporting virtually all types of credential — from code to biometric to contact and contactless smart cards — for both physical and logical access. For these reasons and others, we believe the combined company will be a more valuable partner to you.

Prior to the completion of the transaction, estimated to be in the first half of 2009, Hirsch and SCM will continue to operate in a “business as usual” posture as two separate, independent companies. Customers and partners will enjoy the same high level of sales and sales support, ordering, technical support, customer service, production, credit and shipping as before the announcement of the merger. Any agreements Hirsch has in place with customers and partners continue as they existed prior to the announcement. The Hirsch personnel with whom you conduct business remain the same.

After the closing of the transaction, Hirsch products and services will continue to be marketed, sold and supported by Hirsch Electronics under the established Hirsch brand names. And the combined company will have the opportunity to leverage Hirsch’s traditional strengths in physical access control, intrusion detection, video surveillance and biometrics, with SCM’s substantial expertise in contact and contactless smart cards, silicon and chip set design, and cryptography. The combined company will have the opportunity to produce highly integrated security products and services that merge physical security with secure computer log-on and other smart chip-enabled applications — bringing “convergence” to reality.
Please refer to the press release announcement for further details. During this interim period, prior to the transaction’s closing, Hirsch must abide by the rules governing mergers and acquisitions for public corporations. Thus, your Hirsch representative will likely direct inquiries about the merger to our corporate marketing department (marketing@hirschelectronics.com).
In closing, let me reiterate how excited I am to share this information with you. We have come to know the SCM personnel during our negotiations, and they value the same integrity and business ethics that have made Hirsch a trusted partner to your company and to you. I believe this merger aligns exceptionally well with our company culture and vision, the market trends and the desires expressed by our customers and partners.
Best regards,
Larry Midland
President
Hirsch Electronics
Other important information:
THIS COMMUNICATION IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.
SECURITY HOLDERS OF SCM MICROSYSTEMS AND HIRSCH ELECTRONICS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
In addition to the documents described above, SCM files annual, quarterly and current reports, proxy statements and other information with the SEC. Security holders will be able to obtain free copies of the

Registration Statement and the joint proxy statement/information statement and prospectus (when available) and other documents filed by SCM with the SEC at the SEC’s website at www.sec.gov or at SCM’s website at www.scmmicro.com.
SCM and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SCM stockholders in respect of the proposed transaction. A description of direct and indirect interests, by security holdings or otherwise, of the directors and executive officers of SCM is set forth in SCM’s proxy statement for its 2008 annual meeting, which was filed with the SEC on April 29, 2008. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the proposed merger and a description of their interests will be contained in the definitive joint proxy statement/information statement and prospectus and other relevant materials to be filed with the SEC. Copies of these documents maybe obtained free of charge from the SEC’s website at www.sec.gov or from SCM’s website at www.scmmicro.com.
Forward Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include, without limitation, our statements contained above regarding the merger agreement, including potential benefits and synergies of the merger for both companies such as: creating a powerhouse enterprise in the physical and logical access markets, the ability of the combined company to offer a broader range and more integrated set of identity and access solutions to customers, the ability of Hirsch and SCM to leverage the other’s products and technologies with their own customers, and the ability of the combined company to produce highly integrated security products and services; the expected closing date of the proposed merger; and any statements about the benefits of the business combination transaction and other statements that are not historical facts. These statements involve risks and uncertainties that could cause actual results and events to differ materially, including the future business and financial performance of SCM and Hirsch, the failure of stockholders to approve the transaction, the risk that the businesses will not be integrated successfully; the risk that the synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, competition and its effect on pricing, spending, third-party relationships and revenues and the possibility that the closing of the merger may be delayed, or that the merger may not close. For a discussion of further risks and uncertainties related to SCM’s business, please refer to our public company reports and the Risk Factors enumerated therein, including our Annual Report on Form 10-K for the year ended December 31, 2007 and subsequent reports, filed with the SEC. SCM undertakes no duty to update any forward-looking statement to reflect any change in SCM’s expectations or any change in events, conditions or circumstances on which any such statements are based.